Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Alaska Airlines, Inc.

(In thousands, except ratios)

	2007	2006	2005	2004	2003
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$216,000	$(92,200)	$124,200	$(27,000)	$11,800
Less: Capitalized interest	(25,700)	(21,500)	(8,100)	(1,100)	(1,500)
Add:
Interest on indebtedness	84,347	71,489	50,167	44,136	45,164
Amortization of debt expense	1,853	1,811	1,006	944	916
Amortization of capitalized interest	5,403	4,756	4,707	4,811	4,990
Portion of rent under long-term operating leases representative of an interest factor	77,021	73,801	74,691	68,181	66,590

Earnings Available for Fixed Charges	$358,924	$38,157	$246,671	$89,972	$127,960

Fixed Charges:
Interest	84,347	71,489	50,167	44,136	45,164
Amortization of debt expense	1,853	1,811	1,006	944	916
Portion of rent under long-term operating leases representative of an interest factor	77,021	73,801	74,691	68,181	66,590

Total Fixed Charges	$163,221	$147,101	$125,864	$113,261	$112,670

Ratio of Earnings to Fixed Charges	2.20	0.26	1.96	0.79	1.14

Coverage deficiency	$—	$108,944	$—	$23,289	—